UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, June 2024

Commission File Number 001-41665

ARB IOT GROUP LIMITED

(Translation of registrant’s name into English)

2F-09, Pusat Perdagangan IOI

No. 1 Persiaran Puchong Jaya Selatan,

Bandar Puchong Jaya, 47100 Puchong, Selangor, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2024	ARB IOT GROUP LIMITED

	By:	/s/ Dato’ Sri Liew Kok Leong
Dato’ Sri Liew Kok Leong
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated June 27, 2024

2